As filed with the Securities and Exchange Commission on March 11, 2005

Registration No. 333-122212

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

IMMERSION CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3180138 (I.R.S. Employer Identification No.)

801 Fox Lane
San Jose, California 95131
(408) 467-1900
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

VICTOR A. VIEGAS
President and Chief Executive Officer
IMMERSION CORPORATION
801 Fox Lane
San Jose, California 95131
(408) 467-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

JAMES M. KOSHLAND, ESQ.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, CA 94303-2248
(650) 833-2000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum		Amount of
Title of Each Class of	Amount to be	Offering Price Per	Proposed Maximum	Registration
Securities to be Registered	Registered	Share (1)	Aggregate Offering Price (1)	Fee (2)
Common Stock ($0.001 par value)	3,318,314 shares	$5.87	$19,478,503	$2,293

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, and based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq National Market on March 7, 2005.

(2)	On January 21, 2005, the Registrant paid a fee of $2,772.01 in connection with the registration of 3,273,314 shares of Common Stock pursuant to Rule 457(a). Pursuant to this Amendment No. 1, the Registrant is increasing the number of shares being registered by 45,000 shares to 3,318,314 shares and submits an additional fee of $31.09 such that the aggregate amount of registration fees paid by the Registrant is $2,293.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to Completion, Dated                     , 2005

PROSPECTUS

3,318,314 Shares of Common Stock of
Immersion Corporation
(issuable upon conversion of convertible debentures and exercise of warrants)

     This prospectus relates to the disposition from time to time of 3,318,314 shares of common stock of Immersion Corporation or interests therein. The shares of our common stock covered hereby are issuable to the selling stockholders named in this prospectus, upon the conversion of issued convertible debentures and upon exercise of warrants to purchase common stock. The convertible debentures are convertible into approximately 2,846,363 shares of Immersion’s common stock, and the warrants are exercisable for approximately 426,951 shares of Immersion’s common stock. Additional shares of Immersion’s common stock may be issued in the event of certain dilutive issuances. We will not receive any proceeds from the disposition of our common stock or interests therein by the selling stockholders. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. None of the shares covered by this prospectus has been registered prior to the filing of the registration statement of which this prospectus is a part.

     This prospectus describes the circumstances under which the selling stockholders may dispose of the shares of common stock covered hereby or interests therein.

     Immersion Corporation’s common stock is traded on the Nasdaq National Market under the symbol “IMMR”. On March 10, 2005, the last reported sales price for the common stock was $6.06 per share.

     INVESTING IN THE COMMON STOCK COVERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

     The selling stockholders and any brokers executing selling orders on behalf of the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by a broker executing selling orders may be deemed to be underwriting commissions under the Securities Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Immersion is a registered trademark of Immersion Corporation. This prospectus contains product names, trade names and trademarks of Immersion and other organizations.

     The terms “Immersion,” “we,” “us,” “our,” and the “company,” as used in this prospectus, refer to Immersion Corporation and its consolidated subsidiaries.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements involve risks and uncertainties. Forward-looking statements are identified by words such as “anticipates”, “believes”, “expects”, “intends”, “may”, “will” and other similar expressions. However, these words are not the only way we identify forward-looking statements. In addition, any statements, which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including those listed under “Risk Factors” and elsewhere in this prospectus and those described in our other reports filed with the SEC. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update these forward-looking statements after the filing of this report. You are urged to review carefully and consider our various disclosures in this report and in our other reports filed with the SEC that attempt to advise you of the risks and factors that may affect our business.

i

SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully before making an investment decision.

Immersion Corporation

     We are a leading provider of haptic technologies that bring the sense of touch to a wide variety of markets. We develop, manufacture, license, and support a wide range of hardware and software technologies that let users interact with digital devices using their sense of touch. We focus on four application areas – mobility, gaming, industrial, and medical. We manage these application areas under two operating and reportable segments: 1) Immersion Computing, Entertainment, and Industrial, and 2) Immersion Medical.

     In markets where our touch technologies is a small piece of a larger system (such as mobile phones, consumer gaming peripherals, and automotive interfaces), we license our technologies to third party manufacturers who integrate our technologies into their products and resell it under their own brand names. In other markets, where our touch technologies is a complete system (like medical simulation systems and three-dimensional and professional products) or electronic components, we manufacture and sell products under our own Immersion brand name, through direct sales, distributors, and value added resellers. In all market areas, we also engage in development projects for third parties and government agencies from time to time.

     Our objective is to proliferate our technologies across markets, platforms, and applications so that touch and feel become as common as color, graphics, and sound in modern user interfaces. Immersion and its wholly owned subsidiaries hold more than 240 issued patents and have more than 280 patent applications pending worldwide, covering various aspects of our hardware and software technologies.

     We were incorporated in California in May 1993 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 801 Fox Lane, San Jose, California 95131, our telephone number is (408) 467-1900 and our website is located at www.immersion.com. Information on our website is not a part of this prospectus.

Recent Developments

     On December 22, 2004, we entered into a definitive agreement for the private placement of $20 million of convertible debentures to the selling stockholders. The convertible debentures are convertible into common stock at a fixed conversion price of $7.0265 per share, which represents a 15% premium to the closing price of our common stock on December 21, 2004. The convertible debentures, which have a five year term, accrue interest at a rate of 5% per annum. Commencing on December 23, 2005, we may force conversion of the convertible debentures to common stock or we may redeem the convertible debentures if the share price exceeds 200% of the conversion price for 20 consecutive trading days. In addition, we issued warrants to purchase 426,951 shares of common stock at an exercise price of $7.0265 per share. The warrants are immediately exercisable and have a five year term. The conversion price of the convertible debentures and the exercise price of the warrants shall each be proportionally adjusted in the event we effect a forward or reverse stock split, or if we issue by reclassification of our outstanding shares of common stock any shares of our capital stock. In addition, if we issue any securities, other than (i) options to employees, directors, and consultants of the Company pursuant to a compensation program approved by the board of directors or the compensation committee of the board of directors, (ii) shares issued upon exercise of options and other convertible securities outstanding as of December 22, 2004, (iii) securities issued in connection with this transaction, or (iv) shares of common stock issued or issuable by reason of a dividend, stock split or other distribution on shares of common stock (the issuances referred in sub-paragraphs (i) - (iv) above are referred to as “Excluded Issuances”), at a per share price less than the conversion price, the conversion price will be proportionately adjusted such that, upon conversion of the convertible debentures, we issue more shares of common stock.

     This prospectus covers the disposition, from time to time, of the shares of our common stock issuable to the selling stockholders upon conversion of the convertible debentures and upon exercise of the warrants. For a description of the material terms of the convertible debentures and warrants, see “Description of Convertible Debentures” and “Description of Warrants.”

The Offering

Common stock covered by this prospectus	3,318,314 shares, which includes 2,846,363 shares issuable upon conversion of the convertible debentures and 426,951 shares issuable upon exercise of the warrants.

Common stock to be outstanding after this offering	Up to 27,035,800 shares, which includes 23,717,486 shares outstanding as of February 24, 2005.

Use of proceeds	We will not receive any of the proceeds from the disposition of shares or interests therein by the selling stockholders; however, upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants. We will use any such cash proceeds for general corporate purposes.

Nasdaq National Market symbol	IMMR

Risk Factors	See “Risk Factors” beginning on page 3 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.

     The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of February 24, 2005 and excludes shares of common stock reserved for issuance under our stock option plans, employee stock purchase plan and outstanding warrants and upon exercise of stock options and warrants assumed in connection with our acquisitions of HT Medical Systems, Inc. and Virtual Technologies, Inc.

RISK FACTORS

     An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus and in the documents incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.

WE HAD AN ACCUMULATED DEFICIT OF $114 MILLION AS OF DECEMBER 31, 2004, HAVE A HISTORY OF LOSSES, WILL EXPERIENCE LOSSES IN THE FUTURE, AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY.

     Since 1997, we have incurred losses in every fiscal quarter. We will need to generate significant ongoing revenue to achieve and maintain profitability. We anticipate that our expenses will increase in the foreseeable future as we:

•	protect and enforce our intellectual property, including the costs of our litigation against Sony Computer Entertainment;

•	continue to develop our technologies;

•	attempt to expand the market for touch-enabled technologies and products;

•	increase our sales and marketing efforts; and

•	pursue strategic relationships.

     If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, we may not achieve or maintain profitability.

OUR CURRENT LITIGATION AGAINST SONY COMPUTER ENTERTAINMENT AND OTHERS IS EXPENSIVE, DISRUPTIVE, AND TIME CONSUMING, AND WILL CONTINUE TO BE, UNTIL RESOLVED, AND REGARDLESS OF WHETHER WE ARE ULTIMATELY SUCCESSFUL, COULD ADVERSELY AFFECT OUR BUSINESS.

     On February 11, 2002, we filed a complaint against Microsoft Corporation, Sony Computer Entertainment, Inc., and Sony Computer Entertainment of America, Inc. in the U.S. District Court for the Northern District Court of California alleging infringement of U.S. Patent Nos. 5,889,672 and 6,275,213. The case was assigned to United States District Judge Claudia Wilken. On April 4, 2002, Sony Computer Entertainment and Microsoft answered the complaint by denying the material allegations and alleging counterclaims seeking a judicial declaration that the asserted patents were invalid, unenforceable, or not infringed. Under the counterclaims, the defendants are also seeking damages for attorneys’ fees. On October 8, 2002, we filed an amended complaint, withdrawing the claim under the U.S. Patent No. 5,899,672 and adding claims under a new patent, U.S. Patent No. 6,424,333.

     On July 28, 2003, we announced that we had settled our legal differences with Microsoft, and we and Microsoft agreed to dismiss all claims and counterclaims relating to this matter as well as assume financial responsibility for our respective legal costs with respect to the lawsuit between Immersion and Microsoft.

     On August 16, 2004, the trial against Sony Computer Entertainment, Inc. and Sony Computer Entertainment of America, Inc. (“Sony Computer Entertainment”) commenced. On September 21, 2004, the jury returned its verdict in favor of Immersion. The jury found all the asserted claims of the patents valid and infringed. The jury awarded Immersion damages in the amount of $82.0 million. On December 10, 2004, the Court held a hearing on post-trial motions relating to the jury’s decision, and Immersion’s request for a permanent injunction and other relief that may be appropriate. On January 5 and 6, 2005, the Court also held a bench trial on Defendants’ remaining allegations that the ’333 patent was not enforceable due to alleged inequitable conduct. The Court has taken the matter under submission. On January 10, 2005, the Court issued a written order ruling on the motions heard December 10, 2004. The Court denied the parties’ requests for judgment as a matter of law on various issues. The Court awarded Immersion prejudgment interest on the damages the jury awarded at the applicable prime rate. The Court further ordered Sony Computer Entertainment to pay Immersion a compulsory license fee at the rate of 1.37%, the ratio of the verdict amount to the amount of sales of infringing products, effective as of July 1,

2004 and through the date of judgment. The Court’s January 10, 2005 order required the fee to be paid forthwith for the period July 1, 2004 through September 30, 2004, and 10 days after the end of each calendar quarter for as long as the compulsory license remains in effect. The Court’s order also states that when the Court enters judgment it will enter a permanent injunction, which the Court noted it may stay pending appeal, in which case the compulsory license will remain in effect. The Court denied the parties’ requests for attorneys’ fees. Sony Computer Entertainment moved the Court to reconsider the Court’s ruling that the compulsory license payments be paid directly to Immersion, as opposed to an escrow account, as well as the Court’s ruling that the payment be made within 10 days of the end of the applicable quarter. On February 9, 2005, the Court ruled on Sony Computer Entertainment’s motion for reconsideration, ordering that Sony Computer Entertainment provide us with sales data 15 days after the end of each quarter and clarifying that Sony Computer Entertainment shall make the ordered payment 45 days after the end of the applicable quarter. The Court denied Sony Computer Entertainment’s request that payment be made to an escrow instead of directly to us. On February 9, 2005, Sony Computer Entertainment filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit to appeal the Court’s January 10, 2005 order, and on February 10, 2005 Sony Computer Entertainment filed an Amended Notice of Appeal to include an appeal from the Court’s February 9, 2005 order. On February 14, 2005, Sony Computer Entertainment made a payment to us pursuant to the Court’s orders. Although we have received the payment, we may be required to return this and any future payments based on the outcome of an appeals process.

     We expect that Sony Computer Entertainment will appeal any judgment that is entered based on the jury verdict to the United States Court of Appeals for the Federal Circuit. Due to the inherent uncertainties of litigation, we cannot accurately predict how the Court of Appeals would decide an appeal. We anticipate that our litigation will continue to be costly, and there can be no assurance that we will be able to recover the costs we incur in connection with the litigation. We expense litigation costs as incurred and only accrue for costs that have been incurred but not paid to the vendor as of the financial statement date. The litigation has diverted, and is likely to continue to divert, the efforts and attention of some of our key management and personnel. As a result, until such time as it is resolved, the litigation could adversely affect our business. Further, any unfavorable outcome could adversely affect our business.

     In the event we settle our lawsuit with Sony Computer Entertainment, we will be obligated to pay certain sums to Microsoft. If Sony Computer Entertainment ultimately is successful on further post-trial motions or on appeal, the assets relating to the patents in the lawsuit may be impaired, and Sony Computer Entertainment may seek additional relief, such as attorneys’ fees.

     On October 20, 2004, Internet Services LLC ( “ISLLC”), an Immersion licensee and cross-claim defendant against whom Sony Computer Entertainment had filed a claim seeking declaratory relief, filed claims against Immersion alleging that Immersion breached a contract with ISLLC by suing Sony Computer Entertainment for patent infringement relating to haptically-enabled software whose topics or images are allegedly age restricted, for judicial apportionment of damages awarded by the jury between ISLLC and Immersion, and for a judicial declaration with respect to ISLLC’s rights and duties under agreements with Immersion. On December 29, 2004, the Court issued an order dismissing ISLLC’s claims against Sony Computer Entertainment with prejudice and dismissing ISLLC’s claims against Immersion without prejudice to ISLLC filing a new complaint “if it can do so in good faith without contradicting, or repeating the deficiency of, its complaint.” On January 12, 2005, ISLLC filed Amended Cross-Claims and Counterclaims against Immersion that contain similar claims. ISLLC also realleged counterclaims against Sony Computer Entertainment. On January 28, 2005, we filed a motion to dismiss ISLLC’s Amended Cross-Claims and a motion to strike ISLLC’s Counterclaims against Sony Computer Entertainment. The hearing on Immersion’s motion is presently set for March 18, 2005. We intend to vigorously defend ourself against ISLLC’s claims.

     On September 24, 2004, we filed in the United States District Court for the Northern District of California a complaint for patent infringement against Electro Source LLC (Case No. 04-CV-4040 CW). Electro Source LLC (“Electro Source”) is a leading seller of video game peripherals. Immersion’s Complaint alleges that Electro Source has willfully infringed, and continues to willfully infringe, the same two patents asserted in our litigation against Sony Computer Entertainment. The Complaint seeks injunctive relief, as well as damages in an amount to be proven at trial, trebled due to Electro Source’s willful infringement, and attorney’s fees and costs. Electro Source filed an answer to the Complaint denying the material allegations and asserting against Immersion counterclaims seeking a judicial declaration that the Asserted Patents are invalid, unenforceable, and not infringed.

     A Case Management Conference was held January 28, 2005. On February 3, 2005, the Court entered a Case Management Order that set pretrial dates relating to discovery and other matters and scheduled trial to begin June 5, 2006. The parties are in the process of making initial disclosures pursuant to the Court’s local rules and conducting discovery. The Court also directed the parties to conduct a private mediation by March 31, 2005 in an effort to explore settlement. We intend to vigorously pursue our claims against Electro Source.

THE MARKET FOR TOUCH-ENABLING TECHNOLOGIES AND TOUCH-ENABLED PRODUCTS IS AT AN EARLY STAGE AND IF MARKET DEMAND DOES NOT DEVELOP, WE MAY NOT ACHIEVE OR SUSTAIN REVENUE GROWTH.

     The market for our touch-enabling technologies and our licensees’ touch-enabled products is at an early stage. If we and our licensees are unable to develop demand for touch-enabling technologies and touch-enabled products, we may not achieve or sustain revenue growth. We cannot accurately predict the growth of the markets for these technologies and products, the timing of product introductions, or the timing of commercial acceptance of these products.

     Even if our touch-enabling technologies and our licensees’ touch-enabled products are ultimately widely adopted, widespread adoption may take a long time to occur. The timing and amount of royalties and product sales that we receive will depend on whether the products marketed achieve widespread adoption and, if so, how rapidly that adoption occurs.

     We expect that we will need to pursue extensive and expensive marketing and sales efforts to educate prospective licensees and end users about the uses and benefits of our technologies and to persuade software developers to create software that utilizes our technologies. Negative product reviews or publicity about Immersion’s products, our licensees’ products, haptic features, or haptic technology in general could have a negative impact on market adoption, our revenue, and/or our ability to license our technologies in the future.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE VOLATILE, AND IF OUR FUTURE RESULTS ARE BELOW THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS OR INVESTORS, THE PRICE OF OUR COMMON STOCK IS LIKELY TO DECLINE.

     Our revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which could cause the price of our common stock to decline.

     These factors include:

•	the establishment or loss of licensing relationships;

•	the timing of payments under fixed and/or up-front license agreements;

•	the timing of work performed under development agreements;

•	the timing of our expenses, including costs related to litigation, acquisitions of technologies, or businesses;

•	the timing of introductions of new products and product enhancements by us, our licensees, our competitors, or their competitors;

•	our ability to develop and improve our technologies;

•	our ability to attract, integrate, and retain qualified personnel; and

•	seasonality in the demand for our products or our licensees’ products.

     Accordingly, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance. In addition, because a high percentage of our operating expenses are fixed, a shortfall of revenues can cause significant variations in operating results from period to period.

IF WE ARE UNABLE TO ENTER INTO NEW LICENSING ARRANGEMENTS WITH OUR EXISTING LICENSEES, AND WITH ADDITIONAL THIRD-PARTY MANUFACTURERS FOR OUR TOUCH-ENABLING TECHNOLOGY, OUR ROYALTY REVENUE MAY NOT GROW.

     Our revenue growth is significantly dependent on our ability to enter into new licensing arrangements. Our failure to enter into new licensing arrangements will cause our operating results to suffer. We face numerous risks in obtaining new licenses on terms consistent with our business objectives and in maintaining, expanding, and supporting our relationships with our current licensees. These risks include:

•	the lengthy and expensive process of building a relationship with potential licensees;

•	the fact that we may compete with the internal design teams of existing and potential licensees;

•	difficulties in persuading consumer product manufacturers to work with us, to rely on us for critical technology, and to disclose to us proprietary product development and other strategies;

•	difficulty in signing up new gaming licensees, as well as losing our existing gaming licenses, if we are not successful in the litigation with Sony Computer Entertainment;

•	difficulties in convincing car companies to sign a license agreement with us when they will need to purchase components from one of their vendors who may or may not yet be able to meet the car companies’ stringent quality and parts availability standards;

•	difficulties in persuading existing and potential licensees to bear the development costs and risks necessary to incorporate our technologies into their products; and

•	challenges in demonstrating the compelling value of our technologies in new applications like mobile phones and automobiles.

     A majority of our current royalty revenue has been derived from the licensing of our portfolio of touch-enabling technologies for personal computer gaming peripherals, such as joysticks and steering wheels. The market for joysticks and steering wheels for use with personal computers is declining and is a substantially smaller market than the dedicated gaming console market and is characterized by declining average selling prices. If we are unable to gain market acceptance beyond the personal computer gaming peripherals market, we may not achieve royalty revenue growth.

THE TERMS IN OUR AGREEMENTS MAY BE CONSTRUED BY OUR LICENSEES IN A MANNER THAT IS INCONSISTENT WITH THE RIGHTS THAT WE HAVE GRANTED TO OTHER LICENSEES, OR IN A MANNER THAT MAY REQUIRE US TO INCUR SUBSTANTIAL COSTS TO RESOLVE CONFLICTS OVER LICENSE TERMS.

     We have entered into, and will continue to enter into, agreements pursuant to which our licensees are granted rights under our technology and intellectual property. These rights may be granted in certain fields of use, or with respect to certain market sectors or product categories, and may include exclusive rights or sublicensing rights. We refer to the license terms and restrictions in our agreements, including, but not limited to, field of use definitions, market sector, and product category definitions, collectively as “License Provisions.”

     Due to the continuing evolution of market sectors, product categories, and licensee business models, and to the compromises inherent in the drafting and negotiation of License Provisions, our licensees may, at some time during the term of their agreements with us, interpret License Provisions in their agreements in a way that is different from our interpretation of such License Provisions, or in a way that is in conflict with the rights that we have granted to other licensees. Such interpretations by our licensees may lead to (a) claims that we have granted rights to one licensee which are inconsistent with the rights that we have granted to another licensee, and/or (b) claims by one licensee against another licensee that may result in our incurring indemnification or other obligations or liabilities.

     In addition, after we enter into an agreement, it is possible that markets and/or products, or legal and/or regulatory environments, will evolve in a manner that we did not foresee or was not foreseeable at the time we entered into the agreement. As a result, in the agreement we may have granted rights that will preclude or restrict our exploitation of potentially lucrative new opportunities that arise after the execution of the agreement.

AUTOMOTIVE ROYALTIES COULD BE REDUCED IF BMW WERE TO ABANDON ITS IDRIVE SYSTEM OR REMOVE OUR TECHNOLOGY FROM THE IDRIVE.

     Our largest royalty stream from the automotive industry is from BMW for its iDrive controller. Press reviews of this system have been largely negative and critical of the system’s complex user interface, which we did not design. Nevertheless, this negative press may adversely affect sales of BMW’s cars, which may cause BMW to abandon the iDrive controller or to remove our technology from it. A decline in our royalties from BMW will harm our business.

BECAUSE WE HAVE A FIXED PAYMENT LICENSE WITH MICROSOFT, OUR ROYALTY REVENUE FROM LICENSING IN THE GAMING MARKET AND OTHER CONSUMER MARKETS MIGHT DECLINE IF MICROSOFT INCREASES ITS VOLUME OF SALES OF TOUCH-ENABLED GAMING PRODUCTS AND CONSUMER PRODUCTS AT THE EXPENSE OF OUR OTHER LICENSEES.

     Under the terms of our present agreement with Microsoft, Microsoft receives a royalty-free, perpetual, irrevocable license to Immersion’s worldwide portfolio of patents. This license permits Microsoft to make, use, and sell hardware, software, and services, excluding specified products, covered by Immersion’s patents. Immersion also granted to Microsoft a limited right, under Immersion’s patents relating to touch technologies, to sublicense specified rights, excluding rights to excluded products and peripheral devices, to third party customers of Microsoft’s or Microsoft’s subsidiaries’ operating systems (other than Sony Corporation, Sony Computer Entertainment, Inc., Sony Computer Entertainment of America, Inc., and their subsidiaries). In exchange, for the grant of these rights and the rights included in a separate Sublicense Agreement, Microsoft paid Immersion a one-time payment of $20.0 million. We will not receive any further revenues or royalties from Microsoft under our current agreement with Microsoft. Microsoft has a significant share of the market for touch-enabled console gaming computer peripherals and is pursuing other consumer markets such as mobile phones and PDAs. Microsoft has significantly greater financial, sales, and marketing resources, as well as greater name recognition and a larger customer base than our other licensees. In the event that Microsoft increases its share of these markets, our royalty revenue from other licensees in these market segments might decline.

OUR RELATIONSHIP WITH MEDTRONIC, A MEDICAL DEVICE COMPANY, MAY INTERFERE WITH OUR ABILITY TO ENTER INTO DEVELOPMENT AND LICENSING RELATIONSHIPS WITH MEDTRONIC’S COMPETITORS.

     In February 2003, we entered into an agreement with Medtronic, a medical device company, in which we granted Medtronic a right of first negotiation. This right of first negotiation applies to any agreement, which we refer to as a “Proposed Agreement,” under which we would grant a third party rights to use specified Immersion intellectual property in specified fields of use. Under the terms of the right of first negotiation, we must notify Medtronic if we have received a written offer from a third party to enter into a Proposed Agreement, or if we are seeking to find a third party to enter into a Proposed Agreement. Medtronic has the exclusive right, for a period of forty days, to negotiate with us regarding the material terms of the Proposed Agreement. If, during such forty-day period, we fail to reach agreement in principle with Medtronic upon the material terms of the Proposed Agreement, then we will have twelve months after the expiration of such forty day period to enter into an agreement with the applicable third party, provided that the terms of such agreement are, in the aggregate, more favorable to us than the offer that Medtronic presented or the terms under which we initially sought to find a third party to enter into the Proposed Agreement. The right of first negotiation ceases to apply to any Proposed Agreement for which we and Medtronic reach agreement in principle upon the material terms during the applicable forty-day period, but thereafter do not execute a definitive agreement within 145 days after the expiration of such forty-day period. In addition, Medtronic’s right of first negotiation terminates upon the second anniversary of the completion of a development project to be undertaken by us for Medtronic. This right of first negotiation or our relationship with Medtronic may impede, restrict, or delay our ability to enter into development or license agreements with large medical device companies that compete with Medtronic. Any restriction in our ability to enter into development or license agreements with other medical device companies would adversely affect our revenues.

MEDTRONIC ACCOUNTS FOR A LARGE PORTION OF OUR REVENUES AND A REDUCTION IN SALES TO MEDTRONIC, A REDUCTION IN DEVELOPMENT WORK, OR A DECISION NOT TO RENEW EXISTING LICENSES BY MEDTRONIC MAY REDUCE OUR TOTAL REVENUE.

     For the years ended December 31, 2004, 2003, and 2002, we derived 17%, 18%, and 10%, respectively, of our total revenue from Medtronic. If our royalty and license revenue from or our product sales to Medtronic decline, and/or Medtronic reduces the development activities we perform, then our total revenue may decline. In addition, under our recent agreements with Medtronic, we are required to refund monies that Medtronic has advanced to us under certain circumstances. If we are required to refund monies to Medtronic, our business and operations may suffer.

LOGITECH ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR REVENUE AND THE FAILURE OF LOGITECH TO ACHIEVE SALES VOLUMES FOR ITS GAMING PERIPHERAL PRODUCTS THAT INCORPORATE OUR TOUCH-ENABLING TECHNOLOGIES MAY REDUCE OUR TOTAL REVENUE.

     Logitech has in the past and may in the future account for a significant portion of our revenue. For the years ended December 31, 2004, 2003, and 2002, we derived from Logitech 10%, 5%, and 8%, respectively, of our total revenue. We expect that Logitech will continue to account for a significant portion of our total revenue. If Logitech fails to achieve anticipated sales volumes for its computer and console gaming peripheral products that incorporate our technologies, our total revenue may decline.

IF WE FAIL TO INCREASE SALES OF OUR MEDICAL SIMULATION DEVICES, OUR FINANCIAL CONDITION AND OPERATIONS MAY SUFFER.

     Our medical simulation products, such as our Endovascular AccuTouch System, our Hysteorscopy AccuTouch System, and our Laparoscopy AccuTouch System, have only recently begun to be used by hospitals and medical schools to train healthcare professionals. As a result, many of these medical institutions do not budget for such simulation devices. To increase sales of our simulation devices, we must, in addition to convincing medical institution personnel of the utility of the devices, persuade them to include a significant expenditure for the devices in their budgets. If these medical institutions are unwilling to budget for simulation devices or reduce their budgets as a result of cost-containment pressures or other factors, we may not be able to increase sales of medical simulators at a satisfactory rate. Any failure to increase sales of our medical simulation products will harm our business.

THIRD PARTY VALIDATION STUDIES MAY NOT DEMONSTRATE ALL THE BENEFITS OF OUR MEDICAL TRAINING SIMULATORS, WHICH COULD AFFECT CUSTOMER MOTIVATION TO BUY.

     In medical training, validation studies are generally used to confirm the usefulness of new techniques, devices, and training methods. For medical training simulators, several levels of validation are generally tested: content, concurrent, construct, and predictive. A validation study performed by a third party, such as a hospital, a teaching institution, or even an individual healthcare professional, could be designed to show little or no benefit for one or more types of validation for our medical training simulators. Such validation study results published in medical journals could impact the willingness of customers to buy our training simulators, especially new simulators that have not previously been validated. Due to the time generally required to complete and publish additional validation studies (often more than a year), the delay in sales revenue could be significant.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY RESULT IN SUBSTANTIAL DILUTION TO OUR STOCKHOLDERS.

     We may need to raise additional capital in order to ensure a sufficient supply of cash for continued operations and litigation costs. We have taken measures to control our costs and will continue to monitor these efforts. Our plans to raise additional capital may include possible customer prepayments of certain royalty obligations in exchange for a royalty discount and/or other negotiated concessions, entering into new license agreements that require up-front license payments, and through debt or equity financing. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. Changes in equity markets over the past three years have adversely affected the ability of companies to raise equity financing and have adversely affected the markets for financing for companies with a history of losses such as ours. Additional financing may require us to take on more debt or issue additional shares of our common or preferred stock such that our existing stockholders may experience substantial dilution.

WE DO NOT CONTROL OR INFLUENCE OUR LICENSEES’ DESIGN, MANUFACTURING, PROMOTION, DISTRIBUTION, OR PRICING OF THEIR PRODUCTS INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES, UPON WHICH WE ARE DEPENDENT TO GENERATE ROYALTY REVENUE.

     A key part of our business strategy is to license our intellectual property to companies that manufacture and sell products incorporating our touch-enabling technologies. Sales of those products generate royalty and license revenue for us. For the years ended December 31, 2004, 2003, and 2002, 37%, 30%, and 26%, respectively, of our total revenues were royalty and license revenues. However, we do not control or influence the design, manufacture, quality control, promotion, distribution, or pricing of products that are manufactured and sold by our licensees. In addition, we generally do not have commitments from our licensees that they will continue to use our technologies in current or future products. As a result, products incorporating our technologies may not be brought to market, meet quality control standards, achieve commercial acceptance, or generate meaningful royalty revenue for us. For us to generate royalty revenue, licensees that pay us per-unit royalties must manufacture and distribute products incorporating our touch-enabling technologies in a timely fashion and generate consumer demand through marketing and other promotional activities. Products incorporating our touch-enabling technologies are generally more difficult to design and manufacture, which may cause product introduction delays or quality control problems. If our licensees fail to stimulate and capitalize upon market demand for products that generate royalties for us, or if products are recalled because of quality control problems, our revenues will not grow and could decline. Alternatively, if a product that incorporates our touch-enabling technologies achieves widespread market acceptance, the product manufacturer may elect to stop making it rather than pay us royalties based on sales of the product.

     Peak demand for products that incorporate our technologies, especially in the computer and console gaming peripherals market, typically occurs in the third and fourth calendar quarters as a result of increased demand during the year-end holiday season. If our licensees do not ship products incorporating our touch-

enabling technologies in a timely fashion or fail to achieve strong sales in the fourth quarter of the calendar year, we may not receive related royalty and license revenue.

REDUCED SPENDING BY CORPORATE RESEARCH AND DEVELOPMENT DEPARTMENTS MAY ADVERSELY AFFECT SALES OF OUR THREE-DIMENSIONAL AND PROFESSIONAL PRODUCTS.

     We believe that the current economic downturn has led to a reduction in corporations’ budgets for research and development in several sectors, including the automotive and aerospace sectors, which use our three-dimensional and professional products. Sales of our three-dimensional and professional products, including our CyberGlove line of whole-hand sensing gloves and our MicroScribe line of three-dimensional digitizers, may be adversely affected by these cuts in corporate research and development budgets.

WE HAVE LIMITED DISTRIBUTION CHANNELS AND RESOURCES TO MARKET AND SELL OUR MEDICAL SIMULATION AND THREE-DIMENSIONAL SIMULATION AND DIGITIZING PRODUCTS, AND IF WE ARE UNSUCCESSFUL IN MARKETING AND SELLING THESE PRODUCTS, WE MAY NOT ACHIEVE OR SUSTAIN PRODUCT REVENUE GROWTH.

     We have limited resources for marketing and selling medical simulation or three-dimensional simulation products either directly or through distributors. To achieve our business objectives, we must build a balanced mixture of sales through a direct sales channel and through qualified distribution channels. The success of our efforts to sell medical simulation and three-dimensional simulation products will depend upon our ability to retain and develop a qualified sales force and effective distributor channels. We may not be successful in attracting and retaining the personnel necessary to sell and market our simulation products. A number of our distributors represent small-specialized companies and may not have sufficient capital or human resources to support the complexities of selling and supporting simulation products. There can be no assurance that our direct selling efforts will be effective, distributors will market our products successfully or, if our relationships with distributors terminate, that we will be able to establish relationships with other distributors on satisfactory terms, if at all. Any disruption in the distribution, sales, or marketing network for our simulation products could have a material adverse effect on our product revenues.

LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS COULD BE EXPENSIVE, DISRUPTIVE, AND TIME CONSUMING; COULD RESULT IN THE IMPAIRMENT OR LOSS OF PORTIONS OF OUR INTELLECTUAL PROPERTY; AND COULD ADVERSELY AFFECT OUR BUSINESS.

     Intellectual property litigation, whether brought by us or by others against us, could result in the expenditure of significant financial resources and the diversion of management’s time and efforts. From time to time, we initiate claims against third parties that we believe infringe our intellectual property rights. We intend to enforce our intellectual property rights vigorously and may initiate litigation against parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. In addition, any litigation in which we are accused of infringement may cause product shipment delays, require us to develop non-infringing technologies, or require us to enter into royalty or license agreements even before the issue of infringement has been decided on the merits. If any litigation were not resolved in our favor, we could become subject to substantial damage claims from third parties and indemnification claims from our licensees. We and our licensees could be enjoined from the continued use of the technologies at issue without a royalty or license agreement. Royalty or license agreements, if required, might not be available on acceptable terms, or at all. If a third party claiming infringement against us prevailed, and we could not develop non-infringing technologies or license the infringed or similar technologies on a timely and cost-effective basis, our expenses would increase and our revenues could decrease.

     We attempt to avoid infringing known proprietary rights of third parties. However, third parties may hold, or may in the future be issued, patents that could be infringed by our products or technologies. Any of these third parties might make a claim of infringement against us with respect to the products that we manufacture and the technologies that we license. From time to time, we have received letters from companies, several of which have significantly greater financial resources than we do, asserting that some of our technologies, or those of our licensees, infringe their intellectual property rights. Certain of our licensees have received similar letters from these or other companies. Such letters or subsequent litigation may influence our licensees’ decisions whether to ship products incorporating our technologies. In addition, such letters may cause a dispute between our licensees and us over indemnification for the infringement claim. Any of these notices, or additional notices that we or our licensees could receive in the future from these or other companies, could lead to litigation against us, either regarding the infringement claim or the indemnification claim.

     We have acquired patents from third parties and also license some technologies from third parties. We must rely upon the owners of the patents or the technologies for information on the origin and ownership of the acquired or licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the origin and ownership of acquired or licensed technologies and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation for breach of the representations. Intellectual property claims against our licensees, or us, whether or not they have merit, could be time-consuming to defend, cause product shipment delays, require us to pay damages, harm existing license arrangements, or require us or our licensees to cease utilizing the technologies unless we can enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. Furthermore, claims by third parties against our licensees could also result in claims by our licensees against us under the indemnification provisions of our licensees’ agreements with us.

IF WE FAIL TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR ABILITY TO LICENSE OUR TECHNOLOGIES AND TO GENERATE REVENUES WOULD BE IMPAIRED.

     Our business depends on generating revenues by licensing our intellectual property rights and by selling products that incorporate our technologies. If we are not able to protect and enforce those rights, our ability to obtain future licenses or maintain current licenses and royalty revenue could be impaired. In addition, if a court were to limit the scope of, declare unenforceable, or invalidate any of our patents, current licensees may refuse to make royalty payments or they may choose to challenge one or more of our patents. It is also possible that:

•	our pending patent applications may not result in the issuance of patents;

•	our patents may not be broad enough to protect our proprietary rights; and

•	effective patent protection may not be available in every country in which our licensees do business.

     We also rely on licenses, confidentiality agreements, other contractual agreements, and copyright, trademark, and trade secret laws to establish and protect our proprietary rights. It is possible that:

•	laws and contractual restrictions may not be sufficient to prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our products and trademarks would be difficult, expensive, and time-consuming, particularly overseas.

PRODUCT LIABILITY CLAIMS COULD BE TIME-CONSUMING AND COSTLY TO DEFEND AND COULD EXPOSE US TO LOSS.

     Our products or our licensees’ products may have flaws or other defects that may lead to personal or other injury claims. If products that we or our licensees sell cause personal injury, financial loss, or other injury to our or our licensees’ customers, the customers or our licensees may seek damages or other recovery from us. Any claims against us would be time-consuming, expensive to defend, and distracting to management and could result in damages and injure our reputation and/or the reputation of our products, or the reputation of our licensees or their products. This damage could limit the market for our and our licensees’ products and harm our results of operations.

     In the past, manufacturers of peripheral products including certain gaming products such as joysticks, wheels, or gamepads, have been subject to claims alleging that use of their products has caused or contributed to various types of repetitive stress injuries, including carpal tunnel syndrome. We have not experienced any product liability claims to date. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could limit or invalidate the provisions.

THE HIGHER COST OF PRODUCTS INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES MAY INHIBIT OR PREVENT THEIR WIDESPREAD ADOPTION.

     Personal computer and console gaming peripherals, mobile phones, and automotive and industrial controls incorporating our touch-enabling technologies can be more expensive than similar competitive products that are not touch-enabled. Although major manufacturers, such as Logitech, Microsoft, ALPS Electric Co., Ltd., Samsung, and BMW have licensed our technologies, the greater expense of products containing our touch-enabling technologies as compared to non-touch-enabled products may be a significant barrier to the widespread adoption and sale of touch-enabled products.

COMPETITION BETWEEN OUR PRODUCTS AND OUR LICENSEES’ PRODUCTS MAY REDUCE OUR REVENUE.

     Rapid technological change, short product life cycles, cyclical market patterns, declining average selling prices, and increasing foreign and domestic competition characterize the markets in which we and our licensees compete. We believe that competition in these markets will continue to be intense, and that competitive pressures will drive the price of our products and our licensees’ products downward. These price reductions, if not offset by increases in unit sales or productivity, will cause our revenues to decline.

     We face competition from unlicensed products as well. Our licensees or other third parties may seek to develop products using our intellectual property or develop alternative designs that attempt to circumvent our intellectual property, which they believe do not require a license under our intellectual property. These potential competitors may have significantly greater financial, technical, and marketing resources than we do, and the costs associated with asserting our intellectual property rights against such products and such potential competitors could be significant. Moreover, if such alternative designs were determined by a court not to require a license under our intellectual property rights, competition from such unlicensed products could limit or reduce our revenues.

COMPETITION IN THE MEDICAL MARKET MAY REDUCE OUR REVENUE.

     If the medical simulation market develops as we anticipate, we believe that we will have a greater number of competitors and may have competition in product lines where we have previously enjoyed sole supplier status. Increased competition may result in the decline of our revenue and may cause us to reduce our selling prices.

COMPETITION IN THE MOBILITY MARKET MAY INCREASE OUR COSTS AND REDUCE OUR REVENUE.

     If the mobility market develops as we anticipate, we believe that we will face a greater number of competitors. These potential competitors may have significantly greater financial, technical, and marketing resources than we do, and the costs associated with competing with such potential competitors could be significant. Additionally, increased competition may result in the reduction of our market share and/or cause us to reduce our prices, which may result in a decline in our revenue.

IF WE ARE UNABLE TO CONTINUALLY IMPROVE AND REDUCE THE COST OF OUR TECHNOLOGIES, COMPANIES MAY NOT INCORPORATE OUR TECHNOLOGIES INTO THEIR PRODUCTS, WHICH COULD IMPAIR OUR REVENUE GROWTH.

     Our ability to achieve revenue growth depends on our continuing ability to improve and reduce the cost of our technologies and to introduce these technologies to the marketplace in a timely manner. If our development efforts are not successful or are significantly delayed, companies may not incorporate our technologies into their products and our revenue growth may be impaired.

IF WE FAIL TO DEVELOP NEW OR ENHANCED TECHNOLOGIES FOR NEW APPLICATIONS AND PLATFORMS, WE MAY NOT BE ABLE TO CREATE A MARKET FOR OUR TECHNOLOGIES OR OUR TECHNOLOGIES MAY BECOME OBSOLETE AND OUR ABILITY TO GROW AND OUR RESULTS OF OPERATIONS MIGHT BE HARMED.

     Our initiatives to develop new and enhanced technologies and to commercialize these technologies for new applications and new platforms may not be successful. Any new or enhanced technologies may not be favorably received by consumers and could damage our reputation or our brand. Expanding our technologies could also require significant additional expenses and strain our management, financial, and operational resources. Moreover, technology products generally have relatively short product life cycles and our current products may become obsolete in the future. Our ability to generate revenues will be harmed if:

•	we fail to develop new technologies or products;

•	the technologies we develop infringe on existing non-Immersion patents;

•	our new technologies fail to gain market acceptance; or

•	our current products become obsolete.

WE DEPEND ON A SINGLE SUPPLIER TO PRODUCE SOME OF OUR MEDICAL SIMULATORS AND MAY LOSE CUSTOMERS IF THIS SUPPLIER DOES NOT MEET OUR REQUIREMENTS.

     We have one supplier for some of our custom medical simulators. Any disruption in the manufacturing process from our sole supplier could adversely affect our ability to deliver our products and ensure quality workmanship and could result in a reduction of our product sales. Additionally, the single supplier could increase prices and thereby erode our margins before we are able to find an alternative source.

MEDICAL LICENSING AND CERTIFICATION AUTHORITIES MAY NOT RECOMMEND OR REQUIRE USE OF OUR TECHNOLOGIES FOR TRAINING AND/OR TESTING PURPOSES, SIGNIFICANTLY SLOWING OR INHIBITING THE MARKET PENETRATION OF OUR MEDICAL SIMULATION TECHNOLOGIES.

     Several key medical certification bodies, including the American Board of Internal Medicine (“ABIM”), and the American College of Cardiology (“ACC”), have great influence in recommending particular medical methodologies, including medical training and testing methodologies, for use by medical professionals. In the event that the ABIM and the ACC, as well as other, similar bodies, do not endorse medical simulation products as a training and/or testing vehicle, market penetration for our products could be significantly and adversely affected.

AUTOMOBILES INCORPORATING OUR TOUCH-ENABLING TECHNOLOGIES ARE SUBJECT TO LENGTHY PRODUCT DEVELOPMENT PERIODS, MAKING IT DIFFICULT TO PREDICT WHEN AND WHETHER WE WILL RECEIVE PER UNIT AUTOMOTIVE ROYALTIES.

     The product development process for automobiles is very lengthy, sometimes longer than four years. We do not earn per unit royalty revenue on our automotive technologies unless and until automobiles featuring our technologies are shipped to customers, which may not occur until several years after we enter into an agreement with an automobile manufacturer or a supplier to an automobile manufacturer. Throughout the product development process, we face the risk that an automobile manufacturer or supplier may delay the incorporation of, or choose not to incorporate, our technologies into its automobiles, making it difficult for us to predict the per unit automotive royalties we may receive, if any. After the product launches, our royalties still depend on market acceptance of the vehicle or the option packages if our technology is an option (e.g. a navigation unit), which is likely to be determined by many factors beyond our control.

WE MIGHT BE UNABLE TO RETAIN OR RECRUIT NECESSARY PERSONNEL, WHICH COULD SLOW THE DEVELOPMENT AND DEPLOYMENT OF OUR TECHNOLOGIES.

     Our ability to develop and deploy our technologies and to sustain our revenue growth depends upon the continued service of our management and other key personnel, many of whom would be difficult to replace. Management and other key employees may voluntarily terminate their employment with us at any time upon short notice. The loss of management or key personnel could delay product development cycles or otherwise harm our business.

     We believe that our future success will also depend largely on our ability to attract, integrate, and retain sales, support, marketing, and research and development personnel. Competition for such personnel is intense, and we may not be successful in attracting, integrating, and retaining such personnel. Given the protracted nature of if, how, and when we collect royalties on new design contracts, it may be difficult to craft compensation plans that will attract and retain the level of salesmanship needed to secure these contracts. Some of our executive officers and key employees hold stock options with exercise prices considerably above the current market price of our common stock. Each of these factors may impair our ability to retain the services of our executive officers and key employees. Our technologies are complex and we rely upon the continued service of our existing engineering personnel to support licensees, enhance existing technologies, and develop new technologies.

OUR MAJOR STOCKHOLDERS RETAIN SIGNIFICANT CONTROL OVER US, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE MATTERS AND COULD ALSO AFFECT THE VOLATILITY OF OUR STOCK PRICE.

     We currently have, have had in the past, and may have in the future, stockholders who retain greater than 10%, or in some cases greater than 20%, of our outstanding stock. Acting together, these stockholders would be able to exercise significant influence over matters that our stockholders vote upon, including the election of directors and mergers or other business combinations, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us. Further, if any individuals in this group elect to sell a significant portion or all of their holdings of our common stock, the trading price of our common stock could experience volatility.

BECAUSE PERSONAL COMPUTER PERIPHERAL PRODUCTS THAT INCORPORATE OUR TOUCH-ENABLING TECHNOLOGIES CURRENTLY MUST WORK WITH MICROSOFT’S OPERATING SYSTEM SOFTWARE, OUR COSTS COULD INCREASE AND OUR REVENUES COULD DECLINE IF MICROSOFT MODIFIES ITS OPERATING SYSTEM SOFTWARE.

     Our hardware and software technologies for personal computer peripheral products that incorporate our touch-enabling technologies is currently compatible with Microsoft’s Windows 2000, Windows Me,

and Windows XP operating systems, including DirectX, Microsoft’s entertainment applications programming interface. If Microsoft modifies its operating system, including DirectX, we may need to modify our technologies and this could cause delays in the release of products by our licensees. If Microsoft modifies its software products in ways that limit the use of our other licensees’ products, our costs could increase and our revenues could decline.

LEGISLATIVE ACTIONS, HIGHER INSURANCE COST, AND POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations. These changes and other legal changes, as well as proposed legislative initiatives following the Enron bankruptcy, are likely to increase general and administrative costs. In addition, insurers are likely to increase premiums as a result of high claims rates over the past year, which we expect will increase our premiums for our various insurance policies. Further, the Financial Accounting Standards Board (“FASB”) recently enacted Statement of Financial Accounting Standard (“SFAS”) No. 123R which will require us to adopt a different method of determining the compensation expense of our employee stock options. SFAS No. 123R may have a significant adverse effect on our reported financial conditions and may impact the way we conduct our business. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

FAILURE TO ACHIEVE AND MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND STOCK PRICE.

     During the course of the evaluation and attestation process required by Section 404, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

IF OUR FACILITIES WERE TO EXPERIENCE CATASTROPHIC LOSS, OUR OPERATIONS WOULD BE SERIOUSLY HARMED.

     Our facilities could be subject to a catastrophic loss such as fire, flood, earthquake, power outage, or terrorist activity. California has experienced problems with its power supply in recent years. As a result, we have experienced utility cost increases and may experience unexpected interruptions in our power supply that could have a material adverse effect on our sales, results of operations, and financial condition. In addition, a substantial portion of our research and development activities, manufacturing, our corporate headquarters, and other critical business operations are located near major earthquake faults in San Jose, California, an area with a history of seismic events. Any such loss at our facilities could disrupt our operations, delay production, shipments, and revenue, and result in large expenses to repair and replace the facility. While we believe that we maintain insurance sufficient to cover most long-term potential losses at our facilities, our existing insurance may not be adequate for all possible losses.

WE HAVE EXPERIENCED SIGNIFICANT CHANGE IN OUR BUSINESS, AND OUR FAILURE TO MANAGE THE COMPLEXITIES ASSOCIATED WITH THE CHANGING ECONOMIC ENVIRONMENT AND TECHNOLOGY LANDSCAPE COULD HARM OUR BUSINESS.

     Any future periods of rapid change may place significant strains on our managerial, financial, engineering, and other resources. Further economic weakness, in combination with our complex technologies, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating, and meeting our operational needs as well as the needs of our licensees.

WE MAY ENGAGE IN ACQUISITIONS THAT COULD DILUTE STOCKHOLDERS’ INTERESTS, DIVERT MANAGEMENT ATTENTION, OR CAUSE INTEGRATION PROBLEMS.

     As part of our business strategy, we have in the past and may in the future, acquire businesses or intellectual property that we feel could complement our business, enhance our technical capabilities, or increase our intellectual property portfolio. If we consummate acquisitions through cash and/or an exchange of our securities, our stockholders could suffer significant dilution. Acquisitions could also create risks for us, including:

•	unanticipated costs associated with the acquisitions;

•	use of substantial portions of our available cash to consummate the acquisitions;

•	diversion of management’s attention from other business concerns;

•	difficulties in assimilation of acquired personnel or operations; and

•	potential intellectual property infringement claims related to newly acquired product lines.

     Any acquisitions, even if successfully completed, might not generate significant additional revenue or provide any benefit to our business.

OUR CURRENT CLASS ACTION LAWSUIT COULD BE EXPENSIVE, DISRUPTIVE, AND TIME CONSUMING TO DEFEND AGAINST, AND IF WE ARE NOT SUCCESSFUL, COULD ADVERSELY AFFECT OUR BUSINESS.

     We are involved in legal proceedings relating to a class action lawsuit filed on November 9, 2001, In re Immersion Corporation Initial Public Offering Securities Litigation, No. Civ. 01-9975 (S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, No. 21 MC 92 (S.D.N.Y.). The named defendants are us and three of our current or former officers or directors (the “Immersion Defendants”), and certain underwriters of our November 12, 1999 initial public offering (“IPO”). Subsequently, two of the individual defendants stipulated to a dismissal without prejudice.

     The operative amended complaint is brought on purported behalf of all persons who purchased the common stock of Immersion from the date of the IPO through December 6, 2000. It alleges liability under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, on the grounds that the registration statement for the IPO did not disclose that: (1) the underwriters agreed to allow certain customers to purchase shares in the IPO in exchange for excess commissions to be paid to the underwriters; and (2) the underwriters arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The complaint also appears to allege that false or misleading analyst reports were issued. The complaint does not claim any specific amount of damages.

     Similar allegations were made in other lawsuits challenging over 300 other initial public offerings and follow-on offerings conducted in 1999 and 2000. The cases were consolidated for pretrial purposes. On February 19, 2003, the Court ruled on all defendants’ motions to dismiss. The motion was denied as to claims under the Securities Act of 1933 in the case involving Immersion, as well as in all other cases (except for 10 cases). The motion was denied as to the claim under Section 10(b) as to Immersion, on the basis that the complaint alleged that Immersion had made acquisition(s) following the IPO. The motion was granted as to the claim under Section 10(b), but denied as to the claim under Section 20(a), as to the remaining individual defendant.

     We and most of the issuer defendants have settled with the plaintiffs. In this settlement, plaintiffs have dismissed and released all claims against the Immersion Defendants, in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases, and for the assignment or surrender of certain claims we may have against the underwriters. The Immersion Defendants will not be required to make any cash payments in the settlement, unless the pro rata amount paid by the insurers in the settlement exceeds the amount of the insurance coverage, a circumstance which we believe is remote. The settlement will require approval of the Court, which cannot be assured, after class members are given the opportunity to object to the settlement or opt out of the settlement.

IF WE FAIL TO COMPLY WITH NASDAQ’S MAINTENANCE CRITERIA FOR CONTINUED LISTING ON THE NASDAQ NATIONAL MARKET, OUR COMMON STOCK COULD BE DELISTED.

     To maintain the listing of our common stock on the Nasdaq National Market, we are required to comply with one of two sets of maintenance criteria for continued listing. Under the first set of criteria, among other things, we must maintain stockholders’ equity of at least $10 million, the market value of our “publicly held” common stock (excluding shares held by our affiliates) must be at least $5 million, and the minimum bid price for our common stock must be at least $1.00 per share. Under the second set of criteria, among other things, the market value of our common stock must be at least $50 million or we must have both $50 million in assets and $50 million in revenues, the market value of our “publicly held” shares must be at least $15 million, and the minimum bid price for our common stock must be at least $1.00 per share. As of December 31, 2004, our most recent balance sheet date, we had a deficit in stockholders’ equity, and therefore would not have been in compliance with the first set of listing criteria as of that date. Although we were in compliance with the second set of criteria, should the price of our common stock decline to the point where the aggregate value of our outstanding common stock falls below $50 million, the value of our “publicly held” shares falls below $15 million, or the bid price of our common stock falls below $1.00 per share, our shares could be delisted from the Nasdaq National Market. If we are unable to comply with the applicable criteria and our common stock is delisted from the Nasdaq National Market, it would likely be more difficult to effect trades and to determine the market price of our common stock. In addition, delisting of our common stock could materially affect the market price and liquidity of our common stock and our future ability to raise necessary capital.

OUR STOCK PRICE MAY FLUCTUATE REGARDLESS OF OUR PERFORMANCE.

     The stock market has experienced extreme volatility that often has been unrelated or disproportionate to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance. The market price of our common stock has been, and in the future could be, significantly affected by factors such as: actual or anticipated fluctuations in operating results; announcements of technical innovations; announcements regarding litigation in which we are involved; new products or new contracts; sales or the perception in the market of possible sales of large number of shares of Immersion common stock by insiders or others; changes in securities analysts’ recommendations; changing circumstances regarding competitors or their customers; governmental regulatory action; developments with respect to patents or proprietary rights; inclusion in or exclusion from various stock indices; and general market conditions. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been initiated against that company, such as the suit currently filed against us.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL, WHICH COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. In addition, certain provisions of Delaware law may discourage, delay, or prevent someone from acquiring or merging with us. These provisions could limit the price that investors might be willing to pay in the future for shares.

ISSUANCE OF THE SHARES OF COMMON STOCK UPON CONVERSION OF DEBENTURES AND EXERCISE OF WARRANTS WILL DILUTE THE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS AND COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The issuance of shares of common stock in the following circumstances will dilute the ownership interest of existing stockholders: (i) upon conversion of some or all of the convertible debentures and (ii) upon exercise of some or all of the warrants. Any sales in the public market of the common stock issuable upon such conversion or upon such exercise, respectively, could adversely affect prevailing market prices of our common stock. In addition, the existence of these convertible debentures and warrants may encourage short selling by market participants.

OUR CONVERTIBLE DEBENTURES PROVIDE FOR VARIOUS EVENTS OF DEFAULT AND CHANGE OF CONTROL TRANSACTIONS THAT WOULD ENTITLE THE SELLING STOCKHOLDERS TO REQUIRE US TO REPAY THE ENTIRE AMOUNT OWED IN CASH. IF AN EVENT OF DEFAULT OR CHANGE OF CONTROL OCCURS, WE MAY BE UNABLE TO IMMEDIATELY REPAY THE AMOUNT OWED, AND ANY REPAYMENT MAY LEAVE US WITH LITTLE OR NO WORKING CAPITAL IN OUR BUSINESS.

     Our convertible debentures provide for various events of default, such as the termination of trading of our common stock on the Nasdaq Stock Market, and specified change of control transactions. If an event of default or change of control occurs prior to maturity, we may be required to redeem all or part of the convertible debentures, including payment of applicable interest and penalties. Some of the events of default include matters over which we may have some, little, or no control. Many other events of default are described in the agreements we executed when we issued the convertible debentures. If an event of default or a change of control occurs, we may be required to repay the entire amount, plus liquidated damages, in cash. Any such repayment could leave us with little or no working capital for our business. We have not established a sinking fund for payment of our outstanding convertible debentures, nor do we anticipate doing so.

USE OF PROCEEDS

     We will not receive any proceeds from the disposition by the selling stockholders of the common stock covered hereby or interests therein. The selling stockholders will receive all of the proceeds. However, upon any exercise of the warrants by payment of cash, we will receive the exercise price of the warrants. We will use any such cash proceeds for general corporate purposes.

DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any cash dividend on our common stock in the foreseeable future. Any future declaration and payment of dividends on our common stock will be subject to the discretion of our board of directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. Of the 5,000,000 authorized shares of preferred stock, 2,814,208 shares remain available for issuance.

     The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation for more detailed information.

Common Stock

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of Immersion, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights.

Preferred Stock

     Our Board of Directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock with terms calculated to delay or prevent a change in control of Immersion or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock.

Registration Rights

     Under our agreements with the selling stockholders, we agreed to file, at our expense, with the Securities and Exchange Commission, or the SEC, a shelf registration statement on Form S-3 covering the resale of shares of Immersion common stock issued to the selling stockholders upon conversion of the convertible debentures and the common stock issuable upon the exercise of the warrants. We are obligated to pay liquidated damages, equal to 1.5% of the aggregate amount invested by each of the selling stockholders, for each 30-day period or pro rata for any portion thereof for the failure to obtain the effectiveness of the registration statement by (a) the earlier of (i) five business days after being notified by the SEC that it will not review the registration statement or (ii) March 22, 2005 if the SEC does not review the registration statement or (b) by April 21, 2005 if the SEC does review the registration statement. Other terms of our agreement with respect to the registration of the shares are set forth under the caption “Plan of Distribution” below.

Antitakeover Provisions

     Delaware Law

     Immersion is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

     Certificate of Incorporation and Bylaw Provisions

     Our Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors serving staggered three-year terms. Each class of directors need not be of equal number, with the size to be fixed exclusively by the Board. As a result, only one of the three classes of the Board will be elected each year. The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting together as a single class. The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. Our Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of Immersion must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of Immersion may be called only by the Board or the holders of not less than ten percent of the shares entitled to vote at such a meeting. Advance notice is required for stockholder proposals or director nominations by stockholders.

     In addition, pursuant to our Certificate of Incorporation, the Board has authority to issue up to 2,814,208 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company, thereby delaying, deferring or preventing a change in control of the company. Furthermore, such preferred stock may have other rights, including economic rights, senior to the common stock, and as a result, the issuance of such preferred stock could have a material adverse effect on the market price of the common stock.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market price of the common stock. Such provisions also may inhibit fluctuations in the market price of the common stock that could result from takeover attempts.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Equiserve, Inc.

DESCRIPTION OF DEBENTURES

     Our convertible debentures were issued on December 23, 2004. The following description summarizes the material provisions of the convertible debentures. It does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the convertible debentures, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of convertible debenture is attached as Exhibit A to the Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

     On December 23, 2004, we issued an aggregate principal amount of $20 million of convertible debentures. Our convertible debentures will mature on December 22, 2009, the Maturity Date. The amount payable at maturity of each convertible debenture is the initial principal plus all accrued but unpaid interest thereon, to the extent such principal amount and interest has not been converted into common shares or previously paid in cash. We cannot prepay the convertible debentures except as described below in – “Mandatory Conversion and Mandatory Redemption of Convertible Debentures at Our Option.”

Interest

     Commencing on the date the convertible debenture was issued, interest accrues daily on the principal amount of the convertible debenture at a rate of 5.00% per year. Interest is payable on the last day of each calendar quarter, commencing on March 31, 2005.

     Interest will cease to accrue on that portion of the convertible debenture that is converted or paid, including pursuant to conversion right or redemption. We may not reissue a convertible debenture that has matured or been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such convertible debenture.

Ranking of Convertible Debentures

     Our convertible debentures are subordinate to all Senior Debt, whether outstanding on the date of issue of our convertible debentures or thereafter created, incurred, assumed or guaranteed. Senior Debt includes all indebtedness that ranks on a parity with or senior to the convertible debentures in right of payment. Our convertible debentures are unsecured.

Conversion Rights

     The holder of a convertible debenture has the right to convert the outstanding principal amount and accrued and unpaid interest in whole or in part into our common shares at a price of $7.0265 per common share, the Conversion Price, as may be adjusted under the convertible debenture, by delivering to us a conversion notice.

Mandatory Conversion and Mandatory Redemption of Convertible Debentures at Our Option

     Commencing on December 23, 2005, the Mandatory Conversion Eligibility Date, if the daily volume-weighted average price of our common shares has been at or above 200% of the Conversion Price for at least 20 consecutive trading days and certain other conditions are met, we have the right to (i) require the holder of a convertible debenture to convert the convertible debenture in whole, including interest, into shares of our common stock at a price of $7.0265 per common share, as may be adjusted under the debenture, as set forth and subject to the conditions in the convertible debenture, or (ii) redeem the convertible debenture. If we make either of the foregoing elections with respect to any convertible debenture, we must make the same election with respect to all convertible debentures.

Redemption Upon a Change of Control

     In the event of a Change of Control, a holder may require us to redeem all or a portion of their convertible debenture. The redeemed portion shall be redeemed at a price equal to the redeemed amount multiplied by (a) 110% of the principal amount of the convertible debenture if the Change of Control occurs on or prior to December 23, 2005, (b) 105% of the principal amount of the convertible debenture if the Change of Control occurs after December 23, 2005 and on or prior to December 23, 2006, or (c) 100% of the principal amount of the convertible debenture if the Change of Control occurs after December 23, 2006.

Conversion Price Adjustments

     The Conversion Price will be reduced in certain instances where shares of common stock are sold or deemed to be sold at a price less than the applicable Conversion Price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for options or convertible securities. The Conversion Price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

Certain Covenants

     So long as any convertible debentures are outstanding, we will not, nor will we permit any of our subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

Issuance Limitations

     We will not be obligated to issue any shares of our common stock upon conversion of the convertible debentures if the issuance would exceed the aggregate number of shares of our common stock that we may issue upon conversion and exercise of the convertible debentures and warrants without breaching the Nasdaq rules. However, in such event, we will be required to obtain stockholder approval under applicable Nasdaq rules to permit the full conversion of the convertible debentures.

Default and Related Matters

     If an Event of Default occurs, and is continuing with respect to any of our convertible debentures, the holder may, at its option, require us to redeem all or a portion of the convertible debenture.

DESCRIPTION OF WARRANTS

     The warrants were issued on December 23, 2004. The following description summarizes the material provisions of the warrants. It does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the warrants, including the definitions of certain capitalized terms used in this section, but that are not defined in this section. A copy of the form of warrant is attached as Exhibit B to the Purchase Agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

General

     On December 23, 2004, we issued warrants to purchase an aggregate of 426,951 shares of our common stock at an exercise price of $7.0265, the Exercise Price, subject to certain adjustments. The warrants may be exercised at any time prior to 5:00 p.m. Eastern time, on December 23, 2009. Any warrants not exercised prior to such time will expire.

Exercise of Warrants

     If a warrant is not exercised in full, the number of common shares to be available for purchase thereunder shall be reduced by the number of such common shares for which that warrant is exercised. We must deliver the stock certificates within three business days after we receive the exercise delivery documents.

Issuance Limitations

     We will not be obligated to issue any shares of our common stock upon exercise of the warrants if the issuance would exceed the aggregate number of shares of our common stock that we may issue upon conversion and exercise of the convertible notes and warrants without breaching the Nasdaq rules. However, in such event, we will be required to obtain stockholder approval under applicable Nasdaq rules to permit the full exercise of the warrants.

Exercise Price Adjustments

     The Exercise Price will be reduced in certain instances where shares of common stock are sold or deemed to be sold at a price less than the applicable Exercise Price, including the issuance of certain options, the issuance of convertible securities, or the change in exercise price or rate of conversion for option or convertible securities. The Exercise Price will be proportionately adjusted if we subdivide (by stock split, stock dividend, recapitalization or otherwise) or combine (by combination, reverse stock split or otherwise) one or more classes of our common stock.

Warrant Holder not a Stockholder

     Except as otherwise provided in the warrant, the holders of the warrants, solely in their capacities as holders of warrants, shall not be deemed to be stockholders of Immersion nor have the rights of stockholders of Immersion.

SELLING STOCKHOLDERS

     The shares of common stock covered hereby are issuable by us pursuant to a private placement of debentures and warrants on terms and conditions set forth in a series of agreements with the selling stockholders including a purchase agreement, registration rights agreement, 5% senior subordinated convertible debenture and warrants to purchase common stock. The selling stockholders may, from time to time, offer and sell pursuant to this prospectus any or all of the common stock covered hereby or interests herein.

     The following table contains information as of February 24, 2005, with respect to the selling stockholders and the principal amount of convertible debentures and the underlying common stock beneficially owned by each selling securityholder that may be disposed of pursuant to this prospectus.

			Number of Shares of
			Common Stock	Number of Shares
		Percentage of	Issuable Upon	Issuable Upon	Total Number of	Percentage of
	Principal Amount of	Debentures	Conversion of	Exercise of	Shares Offered	Common Stock
Selling Stockholders	Debentures ($)	Outstanding	Debentures(1)	Warrants (2)	Hereby	Outstanding(3)
DKR Soundshore Oasis Holding Fund Ltd.	5,000,000	25.0	711,591	106,738	818,329	3.3

Morgan Stanley & Co. Incorporated (4)	5,000,000	25.0	711,591	106,738	818,329	3.3

Special Situations Private Equity Fund, L.P. (5)	4,000,000	20.0	569,273	85,391	654,664	2.7

Special Situations Fund III, L.P. (5)	3,800,000	19.0	540,809	81,121	621,930	2.6

Special Situations Cayman Fund, L.P. (5)	1,100,000	5.5	156,550	23,482	180,032	*

Special Situations Technology Fund II, L.P. (5)	925,000	4.6	131,644	19,746	151,390	*

Special Situations Technology Fund, L.P. (5)	175,000	0.9	24,905	3,735	28,640	*

*	Less than one percent.

(1)	Assumes conversion of all of the selling stockholder’s convertible debentures at a conversion price of $7.0265 per share of common stock. However, this conversion price will be subject to adjustment as described under “Description of Debentures – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the convertible debentures may increase or decrease in the future.

(2)	Assumes the exercise of all of the selling stockholder’s warrants at an exercise price of $7.0265 per share of common stock. However, this exercise price will be subject to adjustment as described under “Description of Warrants - Exercise Price Adjustments.” As a result, the amount of common stock issuable upon exercise of the warrants may increase or decrease in the future.

(3)	Calculated based on Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934 using 23,717,486 shares of common stock outstanding as of February 24, 2005. In calculating this amount we treated as outstanding the number of shares of common stock issuable upon conversion of that particular selling stockholder’s convertible debentures and exercise of that particular selling stockholder’s warrants. However, we did not assume the conversion of any other selling stockholder’s convertible debentures or the exercise of any other selling stockholder’s warrants, not did we assume the issuance of any shares with respect to unpaid interest, if any, at the time of conversion of the convertible debentures.

(4)	Morgan Stanley & Co. Incorporated is a registered broker dealer.

(5)	MGP Advisers Limited (“MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. (“SSTA”) is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG and are solely responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

PLAN OF DISTRIBUTION

     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     Morgan Stanley & Co. Incorporated is a registered broker-dealer. The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Timing

     The common stock or interests therein may be disposed of from time to time by the selling stockholders or their transferees. There is no assurance that the selling stockholders will dispose of any of the shares of common stock covered hereby or any interests therein.

     Selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by them.

Proceeds, Commissions and Expenses

     We will not receive any of the proceeds from the disposition of any shares of common stock covered hereby or interests therein. In the event that the warrants are exercised, we will receive the net proceeds of such exercises. We will use such proceeds for general corporate purposes.

     The selling stockholders will be responsible for payment of all commissions, concessions and discounts of underwriters, dealers or agents, if any.

     We will pay for all costs of the registration of the securities, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

Registration

     We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	Such time as all of the shares have been disposed of by the selling stockholders; or

•	Such time as the selling stockholders may dispose of all of the shares held by them without registration pursuant to Rule 144(k) under the Securities Act.

     We intend to de-register any of the shares not disposed of by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 under the Securities Act.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.

EXPERTS

     The consolidated financial statements, the related consolidated financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any materials we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to you on the SEC’s Web site at http://www.sec.gov. Our SEC filings are also available at the offices of the Nasdaq National Market, 1730 K Street, N.W., Washington, D.C. 20006-1500.

     Copies of our SEC filings and other information about us are also available on our website at www.immersion.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

     The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our definitive Proxy Statement on Schedule 14A filed on April 29, 2004; and

•	our Registration Statement on Form 8-A12G, filed on November 5, 1999, which contains a description of our common stock.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Immersion Corporation, 801 Fox Lane, San Jose, California 95131 (408) 467-1900.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$2,803
Accounting fees and expenses	$30,000
Legal fees and expenses	$70,000
Printing and engraving expenses	$10,000
Miscellaneous expenses	$2,197

Total	$115,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (“DGCL”) permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Certificate of Incorporation and Bylaws provided that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors’ and officers’ insurance, if available on reasonable terms.

     These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant’s officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

     The Registrant’s President, Chief Executive Officer and Chief Financial Officer has been named a defendant in the securities class action lawsuit described under the caption “Risk Factors–Our current class action lawsuit could be expensive, disruptive and time consuming to defend against, and if we are not successful, could adversely affect our business” in Part I of the registration statement. This officer is likely to assert claims for indemnification in connection with that litigation. Other than the securities class action lawsuit, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

     The Registrant has obtained liability insurance for the benefit of its directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Exhibits:

Exhibit
Number	Description
3.1	Amended and Restated Bylaws(1)

3.2	Amended and Restated Certificate of Incorporation(2)

3.3	Certificate of Designation(3)

4.1	5% Senior Subordinated Convertible Debenture(3)

4.2	Registration Rights Agreement dated December 22, 2004(3)

Exhibit
Number	Description
5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP*

10.1	Purchase Agreement dated December 22, 2004 (3)

10.2	Warrant to Purchase Shares of Common Stock (3)

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (contained in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP

24	Power of Attorney (contained in the signature page hereof)*

*	Previously filed.

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed March 28, 2003.

(2)	Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q on August 14, 2000.

(3)	Incorporated by reference to Exhibit 10.58 to the Company’s Current Report on Form 8-K on December 27, 2004.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California on March 11, 2005.

IMMERSION CORPORATION
By:	/s/ Victor A. Viegas
Victor A. Viegas

President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Victor A. Viegas Victor A. Viegas	President and Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2005

/s/ Stephen Ambler Stephen Ambler	Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2005

/s/ Steven Blank* Steven Blank	Director	March 11, 2005

/s/ Jonathan Rubinstein* Jonathan Rubinstein	Director	March 11, 2005

/s/ John Hodgman* John Hodgman	Director	March 11, 2005

/s/ Jack Saltich* Jack Saltich	Director	March 11, 2005

/s/ Robert Van Naarden* Robert Van Naarden	Director	March 11, 2005

*By /s/ Victor A. Viegas Victor A. Viegas (Attorney in Fact)

INDEX TO EXHIBITS

Exhibit
Number	Description
3.1	Amended and Restated Bylaws(1)

3.2	Amended and Restated Certificate of Incorporation(2)

3.3	Certificate of Designation(3)

4.1	5% Senior Subordinated Convertible Debenture(3)

4.2	Registration Rights Agreement dated December 22, 2004(3)

5.1	Opinion of DLA Piper Rudnick Gray Cary US LLP*

10.1	Purchase Agreement dated December 22, 2004 (3)

10.2	Warrant to Purchase Shares of Common Stock (3)

23.1	Consent of DLA Piper Rudnick Gray Cary US LLP (contained in Exhibit 5.1)

23.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP

24	Power of Attorney (contained in the signature page hereof)*

*	Previously filed.

(1)	Incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed March 28, 2003.

(2)	Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q on August 14, 2000.

(3)	Incorporated by reference to Exhibit 10.58 to the Company’s Current Report on Form 8-K on December 27, 2004.